Exhibit (a)(2)

August 22, 2012

Dear NCI Option Holder:

The Board of Directors of NCI, Inc. (the “Company”) has approved a stock option repurchase program in which the Company is offering to pay cash for certain of your underwater stock options (“Eligible Options”), including both vested and unvested stock options, as more particularly described in the Offer to Purchase included with this letter. As more fully described in Section III.3 of the Offer to Purchase, we are making this offer for a number of reasons, including providing you an alternative means of realizing value from your underwater options.

The offering materials describing our offer to repurchase your Eligible Options, including the Offer to Purchase, are included in this package. Your Eligible Options are listed in the table in the Letter of Transmittal that follows the Offer to Purchase. Please review the offering materials carefully as they contain important information about the offer, including a detailed description of the offer, who may participate, the conditions of the offer and the risks involved. In order to participate, you must complete the paper Letter of Transmittal, indicating which grants you wish to tender, and return it to Lisa Langsam, by mail to 11730 Plaza America Drive, Reston, VA 20190, or by email to Llangsam@nciinc.com.

This offer is open until 11:59, Eastern Time, on September 19, 2012 (unless we decide to extend the offer). If you wish to participate, we must receive your Letter of Transmittal before this deadline. Participation in this offer is entirely voluntary.

Please feel free to contact Michele Cappello, General Counsel, at 703-707-6566 or Mcappello@nciinc.com, if you have any questions.

Sincerely,

Brian J. Clark, President